July 15, 2009

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND

SUBMITTED SEPARATELY TO THE STAFF OF THE SECURITIES AND

EXCHANGE COMMISSION PURSUANT TO A REQUEST

CONFIDENTIAL TREATMENT REQUESTED BY

CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R.

SECTION 200.83. SUCH INFORMATION HAS BEEN REPLACED BY [***].

Mr. Christian Windsor

Special Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Capital One Financial Corp. Form 10-K for December 31, 2008 File Number 1-13300

Ladies and Gentlemen:

On behalf of Capital One Financial Corporation (the “Company”), and pursuant to the Staff’s letter dated June 16, 2009, commenting on their review of the above-referenced financial statements and disclosures (the “Comment letter”), please find enclosed herewith for filing, the Company’s corresponding responses and supplemental information. Capitalized terms not defined herein have the meanings set forth in the above referenced statements.

CONFIDENTIAL TREATMENT BY

CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

Form 10-K, filed February 26, 2009

Item 7, Managements Discussion and Analysis of Financial Condition and Results of Operations

2009 Expectation, page 43

Comment No. 1

We note your presentation of “tangible common equity to tangible managed assets.” This ratio appears to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulations S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP ratio in the future, the staff notes the following:

•

To the extent this ratio is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements;

•

To the extent that you plan to disclose this ratio in future Item 2.02 Form 8-Ks as you have done in a Form 8-K filed on April 21, 2009, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide reconciliation to the most closely comparable GAAP measure.

Response:

We will expand our disclosures in future filings to comply with the requirements set forth within Item 10(e) of Regulation S-K, Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K, and Regulation G regarding the use of non-GAAP financial measures.

Asset Quality, page 47

Comment No. 2

We note your discussion of your asset quality and related allowance for loan and lease losses (ALLL) refers a reader to the tables presented in Section XI Tabular Summary for additional information. Please address the following with respect to Section XI which appears to include your Industry Guide 3 disclosures in order to provide enhanced disclosures related to your asset quality and ALLL:

CONFIDENTIAL TREATMENT BY

CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

Page Code Number COF CTR 7/15/09-01

•

Please revise future filings to include the disclosures required by Item III(B), with respect to maturities and sensitivities of loans to interest rates, and Item IV(B), with respect to allocation of the ALLL, of Industry Guide 3 or tell us why these disclosures are not required;

•

Supplementally provide us with the information required by Item IV(B) of Industry Guide 3 with respect to the allocation of your allowance for loan losses for the five year period ended December 31, 2008;

•

Given the current economic environment please consider disclosing the information required by Items III and IV of Industry Guide 3 for interim periods or tell us why such information is not meaningful to a readers understanding of your financial statements; and

•	Please consider revising Table E - Delinquencies on page 75 in future filings to separately present the delinquency information for each loan category.

Response:

The Company’s loan portfolio has become more diversified as a result of recent acquisitions and we recognize the need to expand our disclosures to incorporate a more detailed break-out of loan information suggested by Items III(B) and IV(B). Specifically, the Company will consider the composition of our portfolio and determine the appropriate level of information that is most meaningful to investors with respect to maturities, sensitivities of loans to interest rates and the allocation of allowance for loan losses and delinquencies.

[***]*

* Confidential Treatment Requested by the Company. Portions of the information requested by the Staff in Comment No. 2 is confidential. Accordingly, the Company’s complete response will be provided separately pursuant to 17 C.F.R. § 200.83. The confidential portions will be provided supplementally to the Staff in hard copy only.

CONFIDENTIAL TREATMENT BY

CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

The Company agrees to provide additional level of detail regarding composition of our loan portfolio to address Industry Guide 3. The Company is assessing the appropriate level of detail that will address the change in our business and our diversified loan portfolio. We will subsequently provide disclosures that will be meaningful to readers of our financial statements and will comply with Industry Guide 3. We expect to complete this assessment and provide these disclosures no later than the annual period ended December 31, 2009. It is our practice to provide the same level of detail regarding asset quality and ALLL in our interim filings, as such, the changes will also be reflected in our interim filings beginning no later than the three month period ended March 31, 2010.

Asset Quality, page 47

Comment No. 3

We note your discussion of the changes in the amount of your allowance for loan and lease losses (ALLL) related to your loans held for investment cites broad economic factors as the causes of the changes in your ALLL and refers a reader to a tabular summary in Section XI of the MD&A for additional information. Given the significance of loans held for investment to your financial statements, please revise future filings to provide a comprehensive discussion of the changes in your asset quality and the resulting changes in your ALLL. Explain fully the reasons for changes in each of the elements and components of the loan loss allowance so that a reader can understand how changes in risks in the portfolio during each period relate to the loan loss allowance established at period-end. For instance, quantify and explain:

•	How changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance;
•	Why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred; and
•	How actual changes and expected trends in nonperforming loans affected the allowance.

Response:

The level of the ALLL is driven by a variety of factors that change from period to period and is not solely based on asset quality measures. Factors such as changes in the mix of the portfolio, balance changes, changes in total delinquencies as well as changes within each delinquency bucket are only a sample of key assumptions that drive the overall allowance. Other factors such as changes in labor market conditions, housing statistics, loss severity and changes in other current economic conditions also impact the level of the

CONFIDENTIAL TREATMENT BY

CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

ALLL. While it is difficult to quantify the impact each factor has on the ALLL in isolation, due to the interdependence of certain factors, we will enhance our disclosures to better assist users of our financial statements in understanding the key drivers behind the changes in the ALLL.

Table G – Nonperforming Assets, page 76

Comment No. 4

Please tell us as of December 31, 2008 and revise your future filings to provide disclosure of accruing loans which are contractually past due 90 days or more. We would expect the addition of this category would require inclusion of your credit card loans which continue to accrue finance charges and fees until charged-off at 180 days.

Response:

At December 31, 2008 loans which are contractually past due 90 days or more and continuing to accrue finance charges and fees totaled (in thousands) $833,957 which includes credit card loans.

Delinquency information disclosed on page 75 on Table E – Delinquencies represents loans that have not been classified as nonperforming assets which are separately disclosed on Table G – Nonperforming Assets. All loan balances disclosed on Table E are accruing finance charges and fees except for consumer auto loans in the 90-119 days past due bucket, which is footnoted below Table E – Delinquencies. The Company’s policy is not to classify credit card loans as nonperforming loans which is footnoted below Table G. While we consider credit card loans to be performing until charge-off, we suppress the amount of finance charges and fees considered uncollectible as noted in our revenue recognition disclosure on page 32. We will clarify footnote 1 to Table G to direct readers to Table E for information regarding loans contractually past due 90 days or more.

Note 3 – Segments, page 95

Comment No. 5

Please tell us why you present Greenpoint’s consumer mortgage loans held for investment portfolio within the Other segment, but include Greenpoint’s commercial mortgage loans portfolio within the Local Banking segment. In your response, please compare and contrast the reasons for this differing treatment and tell us how you considered paragraph 17 or SFAS 131 in aggregating these loans to the respective segments. Also tell us what portion of the provision for loan and lease losses line item in the Other segment relates to Greenpoint loans.

Response:

In the third quarter of 2007, the Company shut down the mortgage origination operations of its wholesale mortgage banking unit, GreenPoint Mortgage (GreenPoint). GreenPoint

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CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

ceased to originate consumer mortgages and the existing portfolio would continue to be managed as a run-off portfolio. However, the Company expected to continue to originate small ticket commercial mortgage loans through the Local Banking segment, using the existing portfolio as the foundation for that activity. Therefore, we consider GreenPoint’s small ticket commercial mortgage loan portfolio to be part of the Local Banking operating segment based on the criteria in paragraph 10 of SFAS 131. The Local Banking operating segment is not the result of the aggregation of any two or more operating segments.

The Other segment is not an operating segment as defined by paragraph 10 of SFAS 131 but is instead comprised of (1) operating segments that do not meet the quantitative thresholds for separate reporting and (2) parts of the enterprise that are not operating segments. The aggregation criteria are not applicable to the Other segment. The consumer mortgage loans held for investment portfolio, being in a state of run-off, is not considered to be an operating segment and is therefore a component of the Other segment.

At December 31, 2008, 100% of the provision for loan and lease losses in the Other segment relates to GreenPoint consumer mortgage loans.

Note 4 – Securities Available for Sale, page 98

Comment No. 6

We note your tabular presentation of the expected maturities for your available-for-sale securities for each period presented. Please revise future filings to either present this information by contractual maturity as required by paragraph 20 of SFAS 115 or provide disclosures explaining the differences between your current disclosure and what is currently required by existing authoritative literature.

Response:

The Company’s investment portfolio predominately consists of either mortgage backed securities or collateralized mortgage obligations. While these instruments typically have contractual maturities that exceed 10 years, the actual weighted average life of the securities is estimated to be between 1 to 5 years due to current prepayments. We recognize that practice is varied among our peers with regards to the use of contractual or expected maturities. The Company believes that the use of expected maturities aligns with how the securities will actually perform and provides investors with more clarity regarding liquidity sources and needs and potential impacts on portfolio yields. However, we agree to further clarify the use of expected maturities for our investment portfolio and will provide a footnote disclosure on contractual maturities by category for all periods presented beginning with our second quarter 2009 interim filing.

CONFIDENTIAL TREATMENT BY

CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

Note 4 – Securities Available for Sale, page 98

Comment No. 7

We note your unrealized losses on non-GSE Collateralized Mortgage Obligations (CMOs) and Mortgage Backed securities (MBS) comprised approximately 70% of your total unrealized losses at December 31, 2008. We also note your disclosure that 61% and 67% of these portfolios, respectively are rated AAA as of December 31, 2008. Please tell us and revise your future filings to disclose the current credit ratings for all your non-GSE, CMO, and MBS holdings.

Response:

We acknowledge the Staff’s comments and will revise future filings to provide current credit rating information for investment categories.

As of December 31, 2008 the percentages of the Company’s non-GSE Collateralized Mortgage Obligations (CMOs) were rated as follows:

•	AAA – 61%
•	Other investment grade rated(1) – 35%
•	Non investment grade / non rated – 4%
(1)	Rated BBB and above.

As of December 31, 2008 the percentages of the Company’s non-GSE Mortgage Backed securities (MBSs) were rated as follows:

•	AAA – 67%
•	Other investment grade rated(1) – 23%
•	Non investment grade / non rated – 10%.
(1)	Rated BBB and above.

Note 4 – Securities Available for Sale, page 98

Comment No. 8

We note your disclosure on page 121 that “…pricing of our prime jumbo non-agency mortgage-backed securities continued to exhibit a variation that was outside of our Level 2 assets policy tolerances.” Please tell us and revise future filings to clarify this statement.

Response:

To validate prices used in the valuation of our investment securities, the Company performs procedures which include comparison of prices from multiple sources. In our assignment of securities to the appropriate level in the fair value hierarchy, the Company considers the degree of variability among sources to be one indicator regarding whether the inputs into the pricing are observable in the market. Significant variability in pricing is an indicator of unobservable inputs and thus is more likely to be considered a Level 3 security.

CONFIDENTIAL TREATMENT BY

CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

We will revise future filings to clarify our fair value disclosures related to securities available for sale using language substantially in line with the above paragraph.

Note 9 – Stock Plans, page 112

Comment No. 9

We note that your current dividend yield assumption for 2008 increased significantly compared to prior years due to the payment of $1.50 per share dividend during the year. This increase appears to have contributed to your stock compensation expense in 2008 decreasing substantially to $112.2 million from $230 million and $211.1 million in 2007 and 2006, respectively given that other variables have not changed substantially and the number of options granted has remained constant. Given your historically lower dividend yields please tell us how you determined the amount of your expected dividend yield for 2008 and the consideration given to the guidance in paragraph A35 of SFAS 123R. We note further your disclosure in a Form 8-K filed on March 9, 2009 that you had decided to significantly reduce your dividends to $0.05 per quarter.

Response:

The dividend yield assumption did not contribute significantly to the decrease in the Company’s stock compensation expense. Stock compensation expense for 2008 decreased from prior years due to a combination of other factors, most notably:

•	Significant expense resulting from the acceleration of vesting of certain senior executive grants during 2007
•	A senior executive grant with partial expense in 2008 but a full year in 2007
•	The effect of an adjustment to forfeiture rate estimates in 2008 as evidenced by the increase in our stock option cancellations during 2008
•

As disclosed in Note 9, the timing of stock compensation expense for the CEO grant. The Company issued the annual CEO grant in the first quarter of 2009, instead of in the fourth quarter of 2008, resulting in a significant decrease in CEO stock compensation expense in 2008 compared to 2007 and 2006. The CEO is beyond retirement age and thus full recognition of compensation expense is recorded at the grant date.

Consideration is given to paragraph A35 of SFAS 123(R) when the Company values stock options granted. At the date the grants were made in 2008, the Company expected to continue to pay dividends at the then current rate throughout the expected life of the options granted.

CONFIDENTIAL TREATMENT BY

CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

Note 11 – Retirement Plans, page 117

Comment No. 10

Please disclose in future filings how you define “long-term” as it relates to your expected long-term rate of return on plan assets. Also please disclose what your actual return on plan assets has been for both 2008 and 2007.

Response:

The Company defines “long term” as 20 years in regards to our expected long-term rate of return on plan assets. As disclosed on the table on page 118, our actual return on plan assets for the pension plan in 2008 and 2007 (in thousands) was $(80,678) and $23,757, respectively. Our actual return on plan assets for the postretirement plan in 2008 and 2007 (in thousands) was $(1,375) and $674, respectively.

Schedule 14A

Compensation Discussion and Analysis

Introduction, page 22

Section V—Compensation Discussion and Analysis, page 22

Comment No. 11

In the third paragraph, we note your presentation of “net income from continuing operations,” excluding the non-cash impairment of goodwill. This appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent this information is disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the information as a non-GAAP figure and complying with all of the disclosure requirements.

Response:

In future filings, if we disclose a non-GAAP financial measure as defined by Regulation G and Item 10(e) of Regulation S-K and, as here, the measure is not a target level, we will clearly label the information as a non-GAAP measure and comply with all of the disclosure requirements of Item 10(e) of Regulation S-K. However, we note that if we disclose target levels that are non-GAAP financial measures, we are not required to provide the additional disclosure under Item 10(e) of Regulation S-K.

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CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

Use of Outside Consultants for other new Compensation, page 24

Comment No. 12

In the second sentence you reference the use of external consultants by the human resources department in developing the compensation levels. Please revise in future filings to identify the firms.

Response:

The Human Resources department utilizes external consulting firms, from time to time, to provide market compensation data for consideration in developing compensation practices. In future filings, we will clarify that the consultants do not have any role in determining or recommending the amount or form of executive compensation. Management is responsible for analyzing all market data and developing compensation recommendations.

Performance Share Award, page 26

Comment No. 13

In future filings please revise to disclose the methodology used by the committee to determine the specific target award, stock option level and additional equity award. We note that on page 25 you reference a number of factors used. Please explain in specific terms how these resulted in the proposed 2009 compensation. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

In determining the total 2009 Chief Executive Officer compensation package, as well as the individual components, the Compensation Committee weighed all of the factors as described in the proxy statement, without giving particular consideration to any specific factor. The final determination regarding the CEO’s total target award amount and the various elements of the award was not based on any specific formula or formulaic methodology, but instead was a business judgment made by independent members of the Board of Directors based on the Compensation Committee’s recommendation. In making these judgments, the independent directors and the Compensation Committee took into consideration all of the factors described in our filing. In future filings, if applicable, we will provide additional disclosure as described in this response. In the event future decisions concerning such awards are made in a different manner, we will describe the methodology used.

Performance Share Award, page 26

Comment No. 14

Your 2008 proxy indicated that the Committee determined that Mr. Fairbank’s grant date equity award value would be $17 million, set at 50% of the comparator organizations compensation values. However, the discussion included in your 2009 proxy does not address the impact upon compensation for 2008 performance, nor does it adequately explain the reason that the expensed amounts for those options in 2009 were significantly less than in the grant date value. In future filings, please address the amounts awarded to the CEO for performance in the relevant year.

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CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

Response:

In future filings, we will continue to address the amounts awarded to the CEO for performance in the relevant year. For several years, Mr. Fairbank has been awarded an entirely equity-based compensation package in the December prior to the relevant compensation year. For example, the stock options awarded to Mr. Fairbank in December 2007 and discussed in the 2008 proxy statement, with a grant date value of $17 million, represented compensation for Mr. Fairbank’s 2008 performance. Because such stock options are subject to accelerated vesting upon retirement from Capital One and Mr. Fairbank was eligible for retirement at the date of grant, the company expensed the full grant date value of the option award in 2007 and included such amount in the $26,727,706 shown in the summary compensation table for 2007, as required under Item 402 of Regulation S-K. Please see Footnote 1 to the Summary Compensation Table and the CD&A in our 2008 proxy statement. The option award expense amount of $9,754,358 shown in the table for performance year 2008 represents the expense taken by the company in 2008 for options awarded to Mr. Fairbank in 2004 and 2005, before the effective date of SFAS 123(R). Mr. Fairbank did not receive any salary, cash bonus, equity or other compensation in 2008 other than certain perquisites. Please see Footnote 1 to the Summary Compensation Table in our 2009 proxy statement.

Opportunity for Additional Equity Award, page 27

Comment No. 15

It appears that you may be using targets to award compensation. In future filings please provide the actual targets, even where no compensation was awarded. If you determine that a performance target is confidential due to the potential for competitive harm to your company, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include in your filings disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Response:

In future filings, if we utilize performance targets, we will disclose the actual targets, unless we determine that such targets are confidential due to the potential for competitive harm to our company. If we determine that such targets are confidential, we will supplementally provide our confidentiality analysis and include disclosure analyzing the level of difficulty necessary to reach the targets. With respect to Mr. Fairbank’s opportunity to be awarded shares of restricted stock at the end of 2009 based on his

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CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

individual performance as well as the company’s performance in 2009, the Committee will consider the company’s overall financial performance, operating performance, safety and soundness and strategic performance without reference to any specific targets. In addition, the Committee will make a subjective determination, based on its business judgment, of Mr. Fairbank’s individual performance.

Base Salary, page 29

Comment No. 16

In future filings, discuss how the committee used any peer group data in setting compensation amounts and targets. Disclose the amounts paid compared to the peer group amounts paid.

Response:

In future filings, we will provide additional information about how the Committee considered peer group data in setting Named Executive Officer compensation amounts and targets, and how amounts paid to the company’s NEOs compare to amounts paid within the peer group. In setting 2008 NEO compensation, the Committee carefully reviewed peer compensation levels and used a variety of reference points as a starting point for considering 2008 NEO compensation in light of each NEO’s individual performance, role and the additional factors as described in the proxy statement.

Annual Long-Term Incentive Awards, page 30

Comment No. 17

In future filings please revise to disclose the methodology used by the committee to determine the specific stock and option awards. Please quantify the target levels and any adjustments such as described in the next to last paragraph on page 30. In addition, in future filings indicate which NEOs are provided awards that are above or below target as a result of either CEO recommendations or action by the Committee.

Response:

In determining the total value of the 2008 NEO compensation packages, the CEO and the Committee considered all of the factors as described in the proxy statement, without giving particular weight to any specific factor. In addition, in determining the size of the long term incentive component, the CEO and the Committee considered each NEO’s individual performance based on their subjective determination as described on pages 29 and 30 of our proxy statement. The final determination regarding the NEOs’ restricted stock and option award amounts is not based on any specific formula or formulaic methodology, but instead is a business judgment made by the Compensation Committee

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CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

after considering the recommendation of the CEO and the factors described on page 30 of our proxy statement. In future filings, if applicable, we will provide greater detail regarding how the stock and option award levels are determined, as described in this response. To the extent that future decisions concerning such awards are made in a different manner, we will describe the methodology used. In addition, to the extent material to an understanding of our compensation policies and practices, we will disclose which NEOs are provided awards at above or below target levels.

Capital Purchase Program Risk Assessment, page 31

Comment No. 18

Please advise us supplementally how examination of the described periods complies with your risk certification obligations.

Response:

The Committee reviewed the CEO’s 2009 compensation package and the NEOs’ 2008 and 2009 compensation packages in early 2009. These programs each consisted of multiple compensation vehicles, including salaries, annual incentives and long-term equity incentives that vest over multiple timeframes in the future. During its review, the Committee discussed with the Chief Risk Officer and the Chief Financial Officer a report on the company’s most significant risks, including the company’s status with respect to each category of risk, and the risks and opportunities inherent in any financial metrics. The Committee also considered the relationship of these risks to the CEO and NEO compensation programs, including the elements of these programs and the timeframes in the future over which the programs would pay rewards. After completing its review, the Committee concluded that each of these compensation programs do not encourage unnecessary or excessive risks that threaten the value of Capital One.

Accounting and Regulatory Considerations, page 35

Comment No. 19

In future filings, disclose the performance threshold established for Section 162(m) purposes.

Response:

In future filings, if applicable, we will disclose the performance threshold established for Section 162(m) purposes.

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CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

Summary Compensation Table, page 37

Comment No. 20

Given the unusual results in your Summary Compensation Table, including the negative value of Mr. Fairbank’s 2007 awards and the reduced value of his option awards for SFAS 123(R) purposes, in future filings, please include a narrative discussion of the results included in the table. Please refer to Item 402(e) of Regulation S-K.

Response:

In future filings, we will provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table. For several years, Mr. Fairbank has been awarded an entirely equity-based compensation package in the December prior to the relevant compensation year. For example, the stock options awarded to Mr. Fairbank in December 2007 and discussed in the 2008 proxy statement, with a grant date value of $17 million, represented compensation for Mr. Fairbank’s 2008 performance. Because such stock options are subject to accelerated vesting upon retirement from Capital One and Mr. Fairbank was eligible for retirement at the date of grant, the company expensed the full grant date value of the option award in 2007 and included such amount in the $26,727,706 shown in the summary compensation table for 2007, as required under Item 402 of Regulation S-K. In addition, the negative value of Mr. Fairbank’s 2007 stock award is the result of an expense reversal of a 2003 performance share award due to performance-based shares vesting at 102% of target while expense was previously recognized based on vesting at 150% of target. Please see Footnote 1 to the Summary Compensation Table in our 2008 proxy statement. The option award expense amount of $9,754,358 shown in the table for performance year 2008 represents the expense taken by the company in 2008 for options awarded to Mr. Fairbank in 2004 and 2005, before the effective date of SFAS 123(R). Mr. Fairbank did not receive any salary, cash bonus, equity or other compensation in 2008 other than certain perquisites. Please see Footnote 1 to the Summary Compensation Table in our 2009 proxy statement.

Continuing Report on Form 8-K filed April 24, 2009

Comment No. 21

It appears that your charge off rate for your consumer loan portfolio exceeds the rise in unemployment in the United States. To the extent that you expect losses to correlate with a particular known economic trend, please address management’s view of that trend in your next Management’s Discussion and Analysis section.

Response:

In future filings, the Company will address the factors that impact the changes or expected changes in our charge off rate in our Management’s Discussion and Analysis section. The change in

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labor market conditions in the United States may be an indicator of inherent losses in our consumer loan portfolio, however other factors, such as changes in our consumer loan portfolio balances and changes in our delinquency rates will also impact our charge off rate.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Filed May 8, 2009

Note 12 – Securitizations – Cash Flows Related to the Off-Balance Sheet Securitizations, page 30

Comment No. 22

We note disclosure that you are currently involved in two amortizing installment loan securitization programs, one of which hit an additional amortization trigger within the period, due to the performance of the loans within the trust. For each of these securitization programs please tell us the following:

•	Tell us the type of installment loans that are included in these securitizations and when these loans were sold into securitization trust in addition to any other pertinent information;
•	Explain, in more detail, the factors that caused the early amortization trigger(s) (e.g., slowdown of repayments, credit deterioration, etc);
•

Explain any circumstances (e.g. contractual or implicit obligations) where you would be required to transfer additional funded balances to the securitization trust. In this regard, please tell us what your maximum obligation and exposure to loss would be along with how you made this determination; and

•

Tell us whether, as a result of these amortization triggers, you have recorded any write-downs to your retained interests or recorded a liability for any exposure you may have with these securitizations.

Response:

The Company began securitizing unsecured installment loans beginning in 1997 and a final addition into the Trust occurred in early 2007. The Trust breached an early amortization trigger in early 2009 due primarily to credit deterioration of the securitized loans.

The Company has no requirements to provide the Trust with additional funding or to transfer additional receivables. As of March 31, 2009, the Company has funded $20 million in a cash reserve account and holds a $12 million retained subordinated note which represents our maximum exposure of loss. The cash reserve account is carried at fair value of $15.8 million with fair value adjustments of $4.2 million recorded in earnings. The retained subordinated note is carried at fair value of $9.7 million with fair value adjustments of $2.3 million recorded in other comprehensive income.

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CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

Note 12 – Securitizations – Cash Flows Related to the Off-Balance Sheet Securitizations, page 30

Comment No. 23

We note disclosure of your option ARM mortgage loan securitizations which states that you are obligated to fund a portion of any “negative amortization” resulting from monthly payments that are not sufficient to cover the interest accrued for that payment period. Additionally, you state that for each dollar of negative amortization funded, the balance of certain mortgage-backed securities received as part of the securitization transaction increases accordingly and are classified as held to maturity securities, which totals $90.99 million as of March 31, 2009. Please address the following:

•

Confirm whether the entire amount of securities classified as held to maturity as of March 31, 2009 comprise negative amortization option ARM mortgage loans. If not, please tell us the balance as of March 31, 2009;

•

Confirm whether this securitization and related securities classified as held to maturity were originated during the period or whether they were obtained as a result of your acquisition of Chevy Chase Bank;

•	Tell us the total amount of option ARM mortgage loans securitized into trusts, your maximum obligation and exposure to loss; and
•

Tell us your policies and procedures for reviewing these securities for impairment and provide us with your other-than-temporary impairment analysis as of March 31, 2009 which supports your determination as to whether or not to record an impairment charge.

Response:

The Company classified $89 million of securities as held to maturity as of March 31, 2009 which is comprised entirely of securities related to negative amortization option ARM mortgage loans. The Company obtained the held to maturity securities as a part of the acquisition of Chevy Chase Bank. The total amount of the option ARM mortgage loans securitized into trusts was $5.3 billion as of March 31, 2009. The Company’s maximum obligation and exposure to loss related to the option ARM mortgage loans securitized into trusts was $410.9 million as of March 31, 2009.

In connection with the acquisition of Chevy Chase Bank on February 27, 2009, the Company recorded the securities at a fair value of $90 million. The Chevy Chase Bank book value for these securities totaled $156 million resulting in a purchase accounting adjustment of $66 million. No additional impairment was recorded or considered necessary as of March 31, 2009. The Company will continue to assess these securities for other-than-temporary impairment in subsequent periods under our current procedures for other-than-temporary impairment consistent with our approach for available for sale securities.

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CAPITAL ONE FINANCIAL CORPORATION UNDER 17 C.F.R. SECTION 200.83

In connection with our response to the Staff’s letter dated June 16, 2009, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (703)-720-1080, to discuss the issues addressed in this letter.

Sincerely,

/s/ Gary Perlin

Gary Perlin

Chief Financial Officer